JPMorgan Value Opportunities Fund, Inc.

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and 74U2,
and 74V1 and 74V2, complete answers are as follows:

Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period

Share Class	Total Income Dividends (000's omitted)
Class A	$623
Class B	$13
Class C	$12
Class I	$7,462

Item 73A1 and 73A2
Distributions per share for which record date passed during the period

Share Class	Dividends from Net Investment Income
Class A	$0.1436
Class B	$0.0541
Class C	$0.0522
Class I	$0.1859

Item 74U1 and 74U2
Number of shares outstanding

Share Class	Shares Outstanding (000's omitted)
Class A	3,392
Class B	198
Class C	203
Class I	40,485

Item 74V1 and 74V2
Net asset value per share (to nearest cent)

Share Class	Net Asset Value Per Share
Class A	$15.08
Class B	$14.88
Class C	$14.89
Class I	$15.09